CM

09041354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 67513

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 AND ENDING 12-31-2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galen Corporation Securities Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8300 Greensboro Drive, Suite 225
(No. and Street)

McLean, Virginia 22102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth George 603-773-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaRue, Corrigan, McCormick & Teasdale, LLP
(Name – if individual, state last, first, middle name)

5959 Topanga Canyon Blvd, Suite 180, Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

8/4/09

OATH OR AFFIRMATION

I, RICHARD STEWART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galen Corporation Securities, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. I. Stewart
Signature

President, Investment Banking
Title

Rebecca W. Dean
Notary Public

REBECCA W. DEAN
NOTARY PUBLIC
Reg. # 126911
COMMONWEALTH OF VIRGINIA
My Comm. Expires Apr. 30, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GALEN CORPORATION SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008
with Independent Auditors' Report

TABLE OF CONTENTS

LaRue
Corrigan
McCormick &
Teasdale LLP
CERTIFIED PUBLIC ACCOUNTANTS

5959 Topanga Canyon Blvd., Suite 180
Woodland Hills, CA 91367
Phone (818) 587-9300 Fax (818) 347-0904
www.lcmtcpa.com

Robert LaRue (818) 587-9302
Mike McCormick (818) 587-9303
Ken Teasdale (818) 587-9305

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Galen Corporation Securities, Inc.

We have audited the accompanying statement of financial condition of Galen Corporation Securities, Inc. (the Company) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Galen Corporation Securities, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

LaRue, Corrigan, McCormick + Teasdale LLP

March 23, 2009

Galen Corporation Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008

Assets		
Current assets:		
Cash (Note 2)	$	12,276
Prepaid expenses		1,150
Total assets	$	13,426
Liabilities and shareholder's equity		
Current liabilities:		
Accounts payable	$	1,000
Accrued expenses		7,000
Total liabilities		8,000
Commitments (Note 3)		
Shareholder's equity:		
Common stock, par value $.001 per share, authorized 100,000,000 shares, 100 issued and outstanding		-
Additional paid in capital		70,224
Accumulated deficit		(64,798)
Total shareholder's equity		5,426
Total liabilities and shareholder's equity	$	13,426

See independent auditors' report and accompanying notes

Galen Corporation Securities, Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2008

Note 1 – Organization

Galen Corporation Securities, Inc. (the Company) was formed as a Nevada corporation on November 7, 2006 for the purpose of providing various financial advisory services.

Galen Capital Corporation (the Parent) is the sole owner of the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Balances - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did not have cash on deposit exceeding the insured limit at December 31, 2008.

Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Accordingly, the Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on temporary differences between financial reporting and income tax basis of assets and liabilities at the balance sheet date multiplied by the applicable tax rates.

Recent Accounting Pronouncements – In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax

Note 2 – Summary of Significant Accounting Policies (Continued)

position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Note 3 – Related Party Transactions

During 2007, the Company entered into an expense sharing agreement with the Parent and Galen Capital Group LLC (the Sister Company). The Sister Company currently holds a lease with the landlord that owns the property that all three companies reside in. However, the Parent Company is solely responsible for paying the rent and any other occupancy expenses associated with the Company and the Sister Company. Subsequent to year end, the Company entered into a new expense sharing agreement with the Parent and its subsidiaries (see Note 5). During 2008, the Company converted into capital a total of $16,774 of amounts owed to the Parent.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. As of December 31, 2008, the Company was deficient in its minimum net capital requirement.

The following summarizes the Company's net capital deficiency at December 31, 2008:

Net capital	$ 4,276
Required net capital	5,000
Net capital deficit	$ (724)
Net capital ratio	1.47 to 1

In January 2009, the Parent converted $2,975 of amounts owed into capital. Additionally, the Parent has contributed $5,500 in cash as additional capital through the date of this report (see Note 5). As a result, the Company became compliant with their minimum net capital requirement in March 2009.

Note 5 – Subsequent Events

In January 2009, the Parent converted $2,975 of amounts owed to them based on the expense sharing agreement into capital. Through the date of this report, the Parent has also contributed $5,500 in cash as additional capital. As a result of these transactions, the Company was in compliance with their minimum net capital requirement in March 2009.

In March 2009, the Company entered into an expense sharing agreement with the Parent and its subsidiaries. The agreement includes any expenses paid on behalf of the Company by the Parent or any of its subsidiaries. Expenses to be shared include, but are not limited to, rent, telephone, office equipment and furniture. Amounts payable to the Parent or its subsidiaries may be converted to additional paid in capital at the Parent's discretion.